FORM U-12(I)-B (THREE-YEAR STATEMENT)

                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

                        Three-Year Period Ending 2005

                    FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

               (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.   Name and business address of person filing statement.

     Ted. C. Feigenbaum, Executive Vice President and Chief Nuclear Officer North Atlantic Energy Service Corporation
     Route 1, Lafayette Rd., Seabrook, NH 03874

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     North Atlantic Energy Service Corporation, a wholly owned subsidiary of Northeast Utilities. The North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear power plant.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     The undersigned is Executive Vice President and Chief Nuclear Officer of North Atlantic Energy Service Corporation. He will represent North Atlantic Energy Service Corporation and other Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

         Name of Recipient     Salary or other Compensation              Person or company
                                                                         from whom received
                               to be received      or to be received
                               (a)                        (b)
         Ted. C. Feigenbaum    To be included      To be included        North Atlantic
                               in supplemental     in supplemental       Energy Service
                               statement.          statement.            Corporation

     (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
     Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:  $  None
                                                              ----------
     (b) Itemized list of all other expenses:  No other expenses.


Date:  January 30, 2002                    (Signed) /s/ Ted C. Feigenbaum
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